August 30, 2019

Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. Oh:

On July 1, 2019, Northern Lights Fund Trust (the “Trust”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of Power Dividend Index Fund (the “Fund”). In a telephone conversation on August 16, 2019, you provided comments to the Registration Statement and Thompson Hine LLP (“Thompson Hine”) responded on the Registrant’s behalf on August 27, 2019 (“Response Letter”). On August 29, 2019, you and Brian Doyle-Wenger discussed follow up comments to the Registration Statement. Below, please find a summary of those comments and the Registrant’s responses.

Prospectus

Principal Investment Strategies

1.	Comment: Please revise the Fund’s Principal Investment Strategies by providing clear details about the Fund’s index and the index’s methodologies. Please disclose the identity of the index provider and its weighting methodology.

Response: The disclosure has been revised. Please see revised principal investment strategy in the redlined prospectus attached hereto as an exhibit.

2.	Comment: Please revise the following disclosure “… Fund’s primary investment objective by investing in an index attempting to replicate…” to state that the Fund “seeks to track” or “correlate to an index” and utilizes replication to do so.

Response: The requested change has been made.

3.	Comment: Please define the term “short term treasuries” based on the Fund’s index methodology.

Response: The disclosure has been revised as follows (italics added for emphasis):

The Fund’s investment adviser seeks to achieve the Fund’s primary investment objective by seeking to track the W.E. Donoghue Power Dividend Index (the “Power Dividend Index”) that provides a formulaic methodology for allocating investment between the S-Network Quality Sector Dividend Dogs Index (SNQDIV) and short-term treasuries (maturity of 1 year or less).

4.	Comment: Please consistently use defined terms throughout the prospectus.

Response: The requested revisions have been as applicable.

5.	Comment: Please clarify whether the Fund can invest up to 10% of its assets in any sector regardless of the Fund’s index.

Response: The disclosure has been revised as follows:

Under most circumstances when the Index’s assets are invested in equity securities, the Index will have 10% of its assets invested each sector. In the event that there are fewer than five eligible securities for a particular sector, the Index’s assets will be allocated across the remaining sectors resulting in the Index investing more than 10% of its assets in each of the remaining sectors.

6.	Comment: With regard to the disclosure “… the Fund may invest in as many as 50 common stocks …” please clarify whether this is consistent with the Fund’s index.

Response: The disclosure has been revised as follows:

In seeking to track the Power Dividend Index, the adviser buys equity securities in the SNQDIV Index as described below when its indicators are positive and sells them when its indicators are significantly negative. Under normal circumstances, the Fund will invest at least 80% of its net assets in dividend producing equity securities. As described below, the Fund will invest in as many as 50 equity securities.

7.	Comment: With regard to the revised disclosure “This methodology is designed to convey the benefits of high dividend yield …” please clarify whether this refers to the Fund’s index or another methodology.

Response: The disclosure has been revised as follows:

The methodology of the Power Dividend Index is designed to convey the benefits of high dividend yield, sector diversification and equal weighting.

8.	Comment: With regard to the revised disclosure, “The adviser then applies its defensive tactical overlay as described below to both its proprietary index, ~~the W.E. Donoghue Power Dividend Index,~~ and the Fund …” please revert the change to include the reference to the W.E. Donoghue Power Dividend Index.

Response: The disclosure in question has been deleted for clarity. Please see revised principal investment strategy in the redlined prospectus attached hereto as an exhibit.

9.	Comment: With regard to the disclosure, “For periods when both indicators are negative…” – please clarify whether the Fund will be invested in money market funds or will follow the Fund’s index temporary defensive measures.

Response: The disclosure provides as follows:

For periods when both indicators are negative, the Fund will be fully invested in treasury money market funds as a defensive measure.

10.	Comment: Please add the appropriate corresponding risk disclosure in the Fund’s Principal Investment Risks for “Accordingly, the Fund’s performance may be more sensitive to market changes than other diversified funds.”

Response: The following risk disclosure has been provided:

In following the Power Dividend Index’s methodology, the Fund may hold fewer securities than other diversified funds. Accordingly, the Fund’s performance may be more sensitive to market changes than other diversified funds.

Principal Investment Risks

11.	Comment: Please consider adding passive investment risk and concentration risk disclosures.

Response: The following disclosure has been added:

Because the Fund seeks to track the Power Dividend Index, the Fund may forego certain attractive investment opportunities available to an actively managed fund.

12.	Comment: With regard to the Index Tracking Risk, please clarify the reference to the Fund’s investments in underlying funds.

Response: The disclosure has been revised as follows:

Index Tracking Risk. Investment in the Fund should be made with the understanding that the securities in which the Fund invests will not be able to replicate exactly the performance of the index the Fund tracks because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the securities in which the Fund invests will incur expenses not incurred by an index. Certain securities comprising the index tracked by the Fund may, from time to time, temporarily be unavailable, which may further impede the Fund’s ability to track an index.

13.	Comment: With regards to Tracking Risk, please consider consolidating this disclosure with Index Tracking Risk or clarify which portion of the Fund’s principal investment strategies corresponds to the Fund’s Tracking Risk.

Response: The risk disclosure has been consolidated.

Performance

14.	Comment: Please revise the performance table to include annual returns for 2018.

Response: The performance charts have been revised as requested.

15.	Comment: Please revise the performance table to include the appropriate five-year column.

Response: A column has been added for the Fund’s five-year performance.

Additional Information About Principal Investment Strategies and Related Links

16.	Comment: Please revise the following disclosure “The Adviser has entered a licensing agreement with the S-Network Large/Mid Cap 1000 index and the S-Network Sector Dividend Dogs Index (“SNDOGX”) for and in connection with its proprietary Power Dividend Index VIT Fund …” to remove reference to the Power Dividend Index VIT Fund.

Response: The requested change has been made.

17.	Comment: With regards to the disclosure “The adviser may engage in frequent buying and selling of securities to achieve the Fund’s investment objectives” – please reconcile this disclosure with the Fund’s Principal Investment Strategies.

Response: The disclosure has been revised as follows:

In seeking to track the methodology of the Power Dividend Index, the Fund may engage in frequent buying and selling of portfolio securities resulting in a higher turnover rate,

18.	Comment: Please revise the Fund’s Technical Trend Analysis disclosure by including the appropriate hedging disclosure.

Response: The requested revisions has been made.

Statement of Additional Information

19.	Comment: Please revise the portfolio turnover tables by removing references to brokerage commissions.

Response: The disclosure in question has been updated.

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser